Mail Stop – 4720

September 25, 2009

Mr. Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings
55 Almaden Boulevard
San Jose, California 95113

Re: Bridge Capital Holdings
    Form 10-K for December 31, 2008
    Form 10-Q for March 31, 2009 and June 30, 2009
    File Number 1-34165

Dear Mr. Sa:

We have completed out review of your Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

William Friar
Senior Financial Analyst

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